Exhibit A

[Knott Letterhead]

October 6, 2006

NABI Board of Directors

Dear Board Members:

As you may know, we have been investors in your Company for over five years.  We write with respect to the Company’s recent September 27, 2006, announcement that it has retained Banc of America Securities to explore strategic alternatives.  We applaud this decision and hope that it will be a significant step toward advancing the Company’s long-stagnant stock price and allow long-term shareholders such as ourselves an opportunity to realize the value of our investments.

We have one significant reservation, however, with respect to this recently announced effort to explore strategic alternatives.  This reservation stems from the continuing stewardship of Thomas McLain as CEO and Chairman of the Company’s board of directors.  As we have suggested previously, we believe Mr. McLain lacks the insight and vision to allow the Company to realize its full potential.  We are therefore concerned that his continued participation in management will impede the Company’s efforts to evaluate strategic alternatives and may ultimately prevent it from taking full advantage of the opportunities available in the marketplace.  As a long-time shareholder, we will not tolerate obstructionist tactics intended to undermine efforts to maximize shareholder value.  We accordingly request that the board immediately take all necessary steps to remove Mr. McLain from his present position in management and find an executive better suited to accomplishing the Company’s currently stated objectives.

Until such time as Mr. McLain is removed, we will consider supporting initiatives to effectuate the management changes which we believe are necessary to allow the Company to achieve its full potential.  We remind the board of its fiduciary obligations and hope and expect that it will bear them in mind as it considers our request and evaluates the Company’s strategic options.

Sincerely yours,

/s/ Anthony R. Campbell

Anthony R. Campbell